SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONDEMNS FERROVIAL/BAA'S LATEST ATTEMPT TO DELAY THE SALE OF STANSTED AND A BETTER DEAL FOR PASSENGERS

Ryanair today (Oct 7th) condemned the latest attempts by the Ferrovial/BAA monopoly to further delay the sale of Stansted Airport, as recommended by the Competition Commission over three years ago in its August 2008 report.  Ryanair has been invited to a case management conference this afternoon before the Competition Appeals Tribunal (CAT) at which the Ferrovial/BAA monopoly is seeking to "stay" (ie. further delay) the sale of Stansted to allow for yet another (judicial review) appeal by the Ferrovial/BAA monopoly.

The sale of Stansted Airport was recommended by the Competition Commission in 2008 because the BAA's ownership of Stansted and the way the BAA operates Stansted, had "adversely affected competition".  The Ferrovial/BAA monopoly has since lost a series of appeals against this Stansted sale decision, with the result that the Competition Commission ruled again in July 2011 that Stansted Airport should now finally be sold.  The Ferrovial/BAA monopoly is trying to further delay this sale with a judicial review request, which even if successful, will only send the matter back to the Competition Commission, which has already ruled on three separate occasions that Stansted should be sold.

Ryanair is concerned that while Ferrovial/BAA repeatedly delays the sale of Stansted, they continue to raise fees at Stansted, which has suffered five successive years of traffic declines because of BAA Stansted's uncompetitive and high charges.  Recent traffic figures confirm that all other BAA airports in the UK are growing, while Stansted's traffic continues to decline.  Stansted airlines and passengers are suffering real damage as a result of these legal manoeuvres by the Ferrovial/BAA monopoly to delay the sale of Stansted.

Ryanair's Michael O'Leary said:

"We believe that the Ferrovial/BAA monopoly will at today's case management conference before the CAT try to further delay the sale of Stansted by seeking a "stay", while it engages in a judicial review of the Competition Commission's decision.  We hope that the CAT will not accede to any further delays, since in the unlikely event that the judicial review is successful, this issue simply reverts back to the Competition Commission, which has already ruled on three separate occasions that Stansted should be sold.

"Stansted airlines and passengers continue to suffer high and rising charges, abject service levels and declining traffic at Stansted.  The Ferrovial/BAA monopoly continues to damage user and passenger interests at Stansted, with higher charges and unexplained cost increases.  As an article in the London Times recently stated:

"Yes, Stansted has suffered during the past four years, but any other company faced with a 27% drop in passenger numbers would respond by cutting its prices.  BAA's response has been to more than double landing charges at Stansted."

Ryanair calls on the Ferrovial/BAA monopoly to stop delaying the inevitable sale of Stansted Airport and to withdraw its latest judicial review so that new ownership and competition can better meet the needs of user airlines and passengers at Stansted where the Ferrovial/BAA monopoly has repeatedly failed.

Ends

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                  Ryanair Ltd                            Edelman
                                                  Tel: +353-1-8121212          Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   07 October, 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary